Exhibit 99.4

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (TASE), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON VIA FAX AT +65 6351 1798, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1(a)-(h), 2, 3, 4, 5, 6 and 7.

1.	Re-Election of Directors:
		For	Against	Abstain		For	Against	Abstain	+
	1(a) - Cambie	☐	☐	☐	2. Re-Appointment of Statutory Auditors for the Financial Year Ending 31 December 2015 and Authorisation of Our Directors to Fix Their Remuneration	☐	☐	☐
	1(b) - Charney	☐	☐	☐	3. To Approve the Standing Authority for Payment of Cash Compensation to Non-Executive Directors	☐	☐	☐
	1(c) - Ducau	☐	☐	☐	4. To Approve the Standing Authority for the Grant of Annual Equity Compensation to Non-Executive Directors	☐	☐	☐
	1(d) - Fine	☐	☐	☐	5. To Approve the One-Time Equity Compensation to Mr. Kenneth Gilbert Cambie	☐	☐	☐
	1(e) - Kaufman	☐	☐	☐	6. To Authorise the Ordinary Share Issuances	☐	☐	☐
	1(f) - Moskovitz	☐	☐	☐	7. To Authorise the Grant of Awards under the Kenon Holdings Ltd. Share Incentive Plan 2014 and/or Options under the Kenon Holdings Ltd. Share Option Plan 2014 and to Allot and Issue Ordinary Shares	☐	☐	☐
	1(g) - Sakellis 1(h) - Talwar	☐ ☐	☐ ☐	☐ ☐	Number of Shares Voted ☐	PLEASE MARK THE BOX TO THE LEFT IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE ANNUAL GENERAL MEETING, TO VOTE YOUR SHARES. YOU WILL ALSO NEED TO COMPLETE PAGE 2.

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appears hereon or, if you hold ordinary shares in Kenon through the Tel Aviv Stock Exchange, as your name appears on the Ownership Certification signed by your TASE Clearing House Member. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Kenon shall be entitled to reject the proxy card if it is incomplete, improperly completed or illegible or where the true intentions of the appoint or are not ascertainable from the instructions of the appointor specified in the proxy card.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

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Annual General Meeting Admission Ticket

Kenon Holdings Ltd.

Annual General Meeting of Shareholders

June 30, 2015, 10:00 AM (Singapore Time)

Pan Pacific Hotel, Andaman Room

7 Raffles Blvd., Marina Square

Singapore 039595

Upon arrival, please present this admission ticket

and photo identification at the registration desk.

IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (TASE), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON VIA FAX AT +65 6351 1798, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE ANNUAL GENERAL MEETING, TO VOTE YOUR SHARES,

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Solicited by Board of Directors

Personal Data Privacy

By submitting an instrument appointing a proxy and/or representative, the member accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated June 12, 2015.

Proxy

I/We                                          (Name) of                                          (Address) hereby nominate/appoint                                          (Name) of                                          (Address) and/or                                          (Name) of                                          (Address) or failing the person, or either or both of the persons referred to above, the Chairman of the Annual General Meeting, in respect of                                          number of Kenon Shares, as proxy(ies) of Cede & Co. to attend, speak and vote on behalf of Cede & Co., if necessary to demand a poll at the Annual General Meeting of the Company to be held at Pan Pacific Hotel, Andaman Room, 7 Raffles Blvd., Marina Square, Singapore 039595 on June 30, 2015, and at any adjournment thereof.

Shares represented by this proxy will be voted at the Annual General Meeting and any adjournments in the manner described herein. If no contrary indication is made, the Proxy(ies) will have authority to vote FOR Proposals 1(a) to (h) and Proposals 2 to 7.

In his/her/their discretion, the Proxy(ies) is/are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)